Real Announces New Investor Q&A Platform Ahead of its Release of
Fiscal Third Quarter 2023 Financial Results

TORONTO & NEW YORK - October 31, 2023 - The Real Brokerage Inc. (NASDAQ: REAX), the fastest-growing, publicly traded real estate brokerage, today announced the launch of a shareholder Q&A platform to be used for its upcoming conference call to discuss the financial results for the fiscal third quarter ended September 30, 2023. Real will hold the call at 11:00am ET on Thursday, November 9, 2023.

Starting today any shareholder will be able to submit and upvote questions to management. To submit questions ahead of the conference call, please visit the Say portal here. Shareholders using brokers that are integrated with Say can also participate directly through their investing app or broker's website.

The Q&A platform will remain open through Wednesday, November 8, 2023 at 8:00am ET.

An audio-only webcast of the call may be accessed from the Investor Relations section of the company's website at https://investors.onereal.com/or by registering at the link here. A replay of the webcast will be available for one year.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence throughout the U.S. and Canada, Real supports more than 12,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses. Additional information can be found on its website at www.onereal.com.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's third quarter 2023 earnings call, the release of the financial results and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221